Exhibit 12.1
KINDER MORGAN, INC. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions except ratio amounts)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Pre-tax income from continuing operations before cumulative effect of a change in accounting principle and before adjustment for noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$1,873	$591	$510	$730	$(3,249)
Add:
Fixed charges	1,486	766	704	656	751
Amortization of capitalized interest	5	5	4	4	3
Distributed income of equity investees	311	200	132	128	158
Less:
Interest capitalized from continuing operations	(27)	(15)	(13)	(33)	(50)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	17	(22)	(107)	(83)	(126)
Income (loss) as adjusted	$3,665	$1,525	$1,230	$1,402	$(2,513)

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$1,454	$718	$681	$632	$725
Add:
Portion of rents representative of the interest factor	32	48	23	24	26
Fixed charges	$1,486	$766	$704	$656	$751

Ratio of earnings to fixed charges	2.47	1.99	1.75	2.14	(a)
_____________
(a) For the year ended December 31, 2008, fixed charges exceeded earnings by $3,264 million. In 2008, Kinder Morgan, Inc. recognized a $4,033 million non-cash goodwill impairment charge associated with its investment in Kinder Morgan Energy Partners, L. P.